Filed Pursuant to Rule 433

Registration Nos. 333-126348, 333-126348-01, 333-126348-02 and 333-126348-03

October 15, 2007

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated October 15, 2007)

Issuer:	Alabama Power Company
Security:	6.50% Series Preference Stock, Non-Cumulative, Par Value $1 Per Share (Stated Capital $25 Per Share)
Expected Ratings*:	Baa1/BBB+/A (Moody’s/Standard & Poor’s/Fitch)
Size:	2,000,000 shares of Preference Stock
Par Value:	$1.00 per share
Stated Capital:	$25.00 per share
Public Offering Price:	$25.00 per share
Coupon:	6.50%
Optional Redemption:	Callable in whole or in part, from time to time:

•

prior to October 1, 2017, at the greater of (1) $25.00 per share to be redeemed or (2) the sum of the present values of the liquidation amount and the remaining scheduled dividend payments on the shares to be redeemed (excluding any accrued and unpaid dividends) to October 1, 2017, discounted to the redemption date on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the treasury yield plus 25 basis points; or

•	on or after October 1, 2017, at $25.00 per share,

plus, in each case, accrued and unpaid dividends for the current quarterly period.

Net Proceeds to Issuer:	$49,125,000
Transaction Date:	October 15, 2007
Expected Settlement Date:	October 18, 2007 (T+3)
CUSIP:	010392 470
Underwriters:	Banc of America Securities LLC
Lehman Brothers Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Alabama Power Company collect at 1-205-257-2714, Banc of America Securities LLC toll-free at 1-800-294-1322 or Lehman Brothers Inc. toll-free at 1-888-603-5847.